EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED
(the "Fund")

Meeting of Shareholders
On May 18, 2010, the Fund held its Reconvened Annual
Meeting of Shareholders (the "Annual Meeting") for the following purpose: election of Directors of the Fund
("Proposal 1"). The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

   Name             For         Withheld
 Morgan Gust     9,483,715       260,083


Donald F. Crumrine, David Gale, Karen H. Hogan and Robert
F. Wulf continue to serve in their capacities as Directors of the Fund.